UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

DIANA SHIPPING INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2066G104

(CUSIP Number)

September 16, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. Y2066G104

1.	NAMES OF REPORTING PERSONS Sea Trade Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER (1) 18,487,395
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER (1) 18,487,395
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,487,395
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.66% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The shares of Diana Shipping Inc.’s (the “Issuer”) Common Stock beneficially owned by the reporting persons are comprised of shares underlying warrants (the “Warrants”) issued to Sea Trade Holdings Inc. (“Sea Trade”) on August 17, 2022 under a master agreement, and separate memorandums of agreement, for Sea Trade’s sale of nine dry bulk vessels to the Issuer. Each Warrant is exercisable by Sea Trade on the vessel delivery date under a memorandum of agreement, subject to the effectiveness of the Issuer’s Registration Statement on Form F-3 (the “Form F-3”) originally filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2022. The Form F-3 was declared effective by the SEC on September 16, 2022. See Item 4 of this Schedule 13G for further information concerning the Warrants.

(2)	Based upon a total of 86,199,839 outstanding shares of the Issuer’s Common Stock as of August 19, 2022, as reported in the Issuer’s Form F-3. The denominator for this calculation includes an additional 18,487,395 shares of the Issuer’s Common Stock underlying the Warrants.

CUSIP No. Y2066G104

1.	NAMES OF REPORTING PERSONS Transatlantic Shipholdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 18,487,395
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 18,487,395
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,487,395
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.66% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based upon a total of 86,199,839 outstanding shares of the Issuer’s Common Stock as of August 19, 2022, as reported in the Issuer’s Form F-3. The denominator for this calculation includes an additional 18,487,395 shares of the Issuer’s Common Stock underlying the Warrants.

CUSIP No. Y2066G104

1.	NAMES OF REPORTING PERSONS Atlanta International Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 18,487,395
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 18,487,395
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,487,395
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.66% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based upon a total of 86,199,839 outstanding shares of the Issuer’s Common Stock as of August 19, 2022, as reported in the Issuer’s Form F-3. The denominator for this calculation includes an additional 18,487,395 shares of the Issuer’s Common Stock underlying the Warrants.

Item 1.

(a)	Name of Issuer:

Diana Shipping Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Pendelis, 16

175 64 Palaio Faliro

Athens, Greece

Item 2.

(a)-(c)	Name, Address and Citizenship of Reporting Persons

(1)	Sea Trade Holdings Inc.

201 Broad Street, Suite 410

Stamford CT 06901

Place of Organization: Republic of the Marshall Islands

(2)	Transatlantic Shipholdings Inc.

201 Broad Street, Suite 410

Stamford, CT 06901

Place of Organization: Republic of the Marshall Islands

(3)	Atlanta International Inc.

Lophitis Business Centre I (7th Floor)
Corner 28th October & Emiliou Chourmouziou Street,
3035 Limassol
Cyprus

Place of Organization: Republic of the Marshall Islands

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

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(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number

Y2066G104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Please refer to items 5-9 of the cover pages attached hereto for the amounts beneficially owned by the reporting persons as of the date of this Schedule 13G.

The securities reported in this Schedule 13G represent an aggregate of 18,487,395 shares of the Issuer’s Common Stock issuable upon the exercise of nine warrants (the “Warrants”) to purchase such shares issued to Sea Trade Holdings Inc. (“Sea Trade”) on August 17, 2022 under a single master agreement entered into on August 10, 2022, and nine separate memorandums of agreement entered into on August 17, 2022, for Sea Trade’s sale of nine dry bulk vessels to the Issuer. Each Warrant is exercisable only by Sea Trade on the vessel delivery date under a memorandum of agreement, subject to the effectiveness of the Issuer’s Registration Statement on Form F-3 originally filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2022. Such Registration Statement was declared effective by the SEC on September 16, 2022.

Transatlantic Shipholdings Inc., a Marshall Islands corporation ("Transatlantic") and Atlanta International Inc., a Marshall Islands corporation ("Atlanta"), each a reporting person, together own all of the outstanding voting capital stock of Sea Trade. Transatlantic is controlled by Anastassis G. David, the chairman of Sea Trade's board of directors. Atlanta is controlled by George Mouskas, the president of Sea Trade.

The foregoing should not be construed as an admission by Mr. David or Mr. Mouskas as to their beneficial ownership of any of the securities owned by Sea Trade, each of whom disclaims such beneficial ownership except to the extent of his own pecuniary interest therein.

(b)	Percent of Class

Please refer to item 11 of the cover pages attached hereto.

(c)	Number of shares as to which such person has:

Please refer to items 5-8 of the cover pages attached hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2022	SEA TRADE HOLDINGS INC.

	By:	/s/ Robert G. Shaw
	Name:	Robert G. Shaw
	Title:	Managing Director and Secretary

TRANSATLANTIC SHIPHOLDINGS INC.

By:	/s/ Robert G. Shaw
Name:	Robert G. Shaw
Title:	Managing Director and Secretary

ATLANTA INTERNATIONAL INC.

By:	/s/ George Mouskas
Name:	George Mouskas
Title:	President

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